

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 15, 2017

Mary Ann Scully
President, Chairman and Chief Executive Officer
Howard Bancorp, Inc.
6011 University Blvd., Suite 370
Ellicott City, MD 21043

Re: Howard Bancorp, Inc.
Registration Statement on Form S-4
Filed November 9, 2017
File No. 333-221450

Dear Ms. Scully:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services